Exhibit 1(e)


                  FORM OF AMENDMENT TO THE ARTICLES OF ASSOCIATION
                       PREFERRED STOCK, CLASS E, SERIES 1,
                       OF GREEN MOUNTAIN POWER CORPORATION



     Green Mountain Power Corporation, a corporation organized and existing under the laws of the State of Vermont having its registered office in South Burlington, County of Chittenden, and State of Vermont, in accordance with Section 6.02 of Title 11A of the Vermont Statutes Annotated (eff. January 1, 1994), submits the following Statement for the purpose of establishing and designating a series of shares of its capital stock and fixing and determining the relative rights and preferences thereof:

     1.  The name of the Corporation is Green Mountain Power
Corporation.

     2. The following is a copy of the resolution establishing and designating a series of shares and fixing and determining the relative rights and preferences thereof:

RESOLVED     that, pursuant to the authority vested in this Pricing
Committee of the board of directors in accordance with resolutions of the board of directors dated October 7, 1996, the Articles of Association of this Corporation, and in accordance with Section 6.02 of Title 11A of the Vermont Statutes Annotated (eff. January 1, 1994), there is hereby established out of the authorized but unissued shares of the Preferred Stock, Class E, par value of One
Hundred Dollars ($100.00) per share of this Corporation, a series of such Preferred Stock consisting of One Hundred
Twenty Thousand (120,000) shares, designated as the Preferred Stock, Class E, Series 1 (the "shares"), and that such Series shall have the following relative rights and preferences:

(1) Dividends. (a) Regular Dividend. Out of any assets of the Corporation available for dividends, the holders of the shares shall be entitled to receive, but only when and as declared by the board of directors, dividends at an annual rate of ___% of the par value thereof, calculated on the basis of a 360-day year of twelve 30-day months and no more, payable quarterly on March 1, June 1, September 1 and
December 1 in each year beginning December 1, 1996
(each a "dividend payment date"), to the stockholders of record on a date not more than 30 days prior to such payment date, as may be determined by the board of directors. Dividends (including Additional
Dividends as defined in paragraph (b) below) on the shares, shall be cumulative and shall accrue on a day-to-day basis from and after the date of issue of such shares whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

              (b)  Dividend Adjustment.  If one or more
amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that reduce the percentage of the dividends received deduction as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends Received
Percentage") below the existing Dividends Received
Percentage (currently 70%), the amount of each dividend payable per share on the shares for dividend payments made on or after the effective date of such change shall be adjusted by multiplying the amount of the dividend payable determined as described in paragraph (a) above (before adjustment) by a factor, which shall be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent:

                      1-(.35 (1-.70))
                      1-(.35 (1-DRP))

                 For purposes of the DRD Formula, "DRP"
means the Dividends Received Percentage applicable to the dividend in question. No amendment to the Code, other than a change in the Dividends Received
Percentage, will give rise to an adjustment.
Notwithstanding the foregoing provisions, in the event that, with respect to any such amendment, the Corporation will receive either an unqualified opinion of independent nationally recognized tax counsel selected by the Corporation or a private letter ruling or similar form of authorization from the Internal Revenue Service to the effect that such an amendment would not apply to dividends payable on the shares, then any such amendment will not result in the adjustment provided for pursuant to the DRD
Formula. The opinion referenced in the immediately preceding sentence will be based upon a specific exception in the legislation amending the DRP or upon a published pronouncement of the Internal Revenue
Service addressing such legislation. Unless the context otherwise requires, references to dividends in these Resolutions will mean dividends as adjusted by the DRD Formula. The Corporation's calculation of the dividends payable, as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by the Corporation, will be final and not subject to review absent manifest error.

                   If any amendment to the Code which
reduces the Dividends Received Percentage to below
70% is enacted after declaration of, and applies to, a dividend payable on a dividend payment date, the amount of dividend payable on such dividend payment date will not be increased. Instead, an amount equal to the excess of (i) the product of the dividend paid by the Corporation on such dividend payment date and the factor determined in accordance with the DRD
Formula (where the DRP used in the DRD Formula would be equal to the reduced Dividends Received
Percentage) over (ii) the dividend paid by the Corporation on such dividend payment date, will be payable to holders of record on the next succeeding dividend payment date in addition to any other amounts payable on such date.

                  In addition, if,  prior to March 31,
1997, an amendment to the Code is enacted that reduces the Dividends Received Percentage to below
70% and such reduction retroactively applies to a dividend payment date as to which the Corporation previously paid dividends on the shares (each an "Affected Dividend Payment Date"), the Corporation will pay (if declared) additional dividends (the
"Additional Dividends") on the next succeeding dividend payment date (or if such amendment is enacted after the dividend payable on such dividend payment date has been declared, on the second succeeding dividend payment date following the date of enactment) to holders of record on such succeeding dividend payment date in an amount equal to the excess of (i) the product of the dividends paid by the Corporation on each Affected Dividend Payment
Date and the factor determined in accordance with the DRD Formula (where the DRP used in the DRD Formula would be equal to the Dividends Received Percentage applied to each Affected Dividend Payment Date) over
(ii) the dividend paid by the Corporation on each Affected Dividend Payment Date.

              Additional Dividends will not be paid in respect of the enactment of any amendment to the Code on or after March 31, 1997 which retroactively reduces the Dividends Received Percentage to below
70%, or if prior to March 31, 1997, such amendment would not result in an adjustment due to the Corporation having received either an opinion of counsel or tax ruling referred to in the third preceding paragraph. The Corporation will only make one payment of Additional Dividends.

            In the event that the amount of dividends payable per share on the shares is adjusted pursuant to the DRD Formula and/or Additional Dividends are to be paid, the Corporation will cause notice of each such adjustment and, if applicable, any Additional
Dividends, to be sent to the holders of record of the shares as they appear on the stock books of the Corporation on such record dates, not more than 50 days nor less than 10 days preceding the payment dates thereof as shall be fixed by the Corporation board of directors.

              In the event that the Dividends Received
Percentage is reduced to 40% or less, the Corporation may, at its option, redeem the shares, in whole but not in part, as described in paragraph 3(b) hereof.

(2) Liquidation. In the event of any liquidation, dissolution or winding up of this Corporation, the holders of the shares, shall be entitled to receive the amounts prescribed in Section 6.02 of the Restated Articles of Association, as amended, of this Corporation. In furtherance of the rights of holders of the shares, under said Section 6.02, for the purpose of specifying the amounts which such holders shall be entitled to receive in case such liquidation, dissolution or winding up shall have been voluntary, the holders of such shares shall receive the amount per share equal to the redemption premium, if any, that would be payable if such shares were redeemed at the option of the Corporation as described in paragraph 3 below.

(3) Redemption. (a) Except as described in paragraph (b) below, the shares are not redeemable prior to ______, 2006. On or after _______, 2006, such shares may be redeemed, at the sole option of the Corporation, expressed by vote of its board of directors, in whole, or in part by lot, on at least 30 days' notice at the applicable redemption price per share set forth below for the period in which such redemption occurs, plus accrued and unpaid dividends.

                       Twelve Month Period                 Redemption Price
                       Beginning __________                  Per Share
                       2006
                       2007
                       2008
                       2009
                       2010
                       2011
                       2012
                       2013
                       2014
                       2015
                       2016 and thereafter

                (b)  Notwithstanding the foregoing
provisions, in the event that the Dividends Received
Percentage is reduced to 40% or less, and, as a result, the amount of dividends on the shares payable on any dividend payment date will be or is adjusted upwards as described in paragraph 1(b) hereof, the Corporation may, at its option expressed by a vote of its board of directors, redeem the shares, in whole but not in part, provided that within 90 days of the date on which the amendment to the Code is enacted which reduces the Dividends Received Percentage to 40% or less, the Corporation sends notice to holders of the shares of such redemption. A redemption of the shares in accordance with this paragraph will take place on the date specified in the notice, which shall be not less than 30 days nor more than 60 days from the date such notice is sent to holders of the shares. A redemption of the shares in accordance with this paragraph shall be at the applicable redemption price set forth in the following table, in each case plus accrued and unpaid dividends (whether or not declared) thereon to, but excluding, the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends
Received Percentage and Additional Dividends, if any.

                   Redemption Period             Redemption Price
                                                     Per Share
                   ________,1996 to ______ ,1997. . . .. 105.00
                   ________,1997 to ______,1998 . . . .  104.00
                   ________,1998 to ______,1999  . . . . 103.00
                   ________,1999 to ______, 2000 .  . . .102.00
                   ________,2000 to ______, 2001 . . . . 101.00
                   On or after __________, 2001  .. . .  100.00

              (c)  The Corporation will have no
sinking fund obligations in connection with the shares.

(4)     Voting Powers and Other Rights.  The
holders of the shares shall have such voting powers and other rights and be subject to such restrictions and qualification as are set forth in Sections 6, 7 and 8 of the Restated Articles of Association, as amended, of this Corporation.

(5) Conversion or Exchange Rate. The shares will not be entitled to conversion or exchange rights.


      3. The date of adoption of the foregoing resolution by the Pricing Committee of the board of directors of the Corporation was October __, 1996 in accordance with the authority granted to such Committee by the board of directors of the Corporation pursuant to resolutions of the board of directors adopted on October 7, 1996 and
Section 8.25 of Title 11A of the Vermont Statute Annotated (eff. January
1, 1994).

      4. Said resolution was duly adopted by the Pricing Committee of the board of directors of Green Mountain Power Corporation pursuant to authority given to it by the board of directors of the Corporation.

      IN WITNESS WHEREOF this Statement has been executed in duplicate this _____ day of October 1996.

                                GREEN MOUNTAIN POWER CORPORATION



ATTEST:                      By:
                                           President



                     					   By:
                                           Secretary